United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 5, 2007

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mge.com	39-0444025

Not applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On March 5, 2007, the Dane County (Wisconsin) Circuit Court affirmed in part, and remanded in part an administrative law judge's decision concerning the reissuance of a water intake and discharge permit relating to generating units being constructing in Oak Creek, Wisconsin, in which we have an 8.33% ownership interest. The permit is needed to operate the generating units when construction is completed. In its remand decision, the Circuit Court found that the administrative law judge had used an interpretation of the U.S. Environmental Protection Agency's cooling water intake rules that the U.S. Court of Appeals for the Second Circuit determined in January 2007 to be inconsistent with Section 316(b) of the Clean Water Act in *Riverkeeper, Inc. v. Environmental Protection Agency*. We do not believe that either the Dane County Circuit Court decision or the Second Circuit decision invalidates the permit, and we plan to continue our involvement in the construction of the Oak Creek generating units. However, the ultimate outcome of these matters cannot be determined at this time.

For additional information regarding the Oak Creek generating unit construction, the permit, and related litigation, please refer to *Managements Discussion and Analysis of Financial Condition and Results of Operations and Footnote 28 - Subsequent Events* in the Form 10-K for the year ended December 31, 2006.

This report contains forward-looking statements that reflect management's current assumptions and estimates regarding future events, including the results of litigation. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Both MGE Energy, Inc., and Madison Gas and Electric Company caution readers that these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed or implied. The factors that could cause actual results to differ materially from these forward-looking statements include the uncertainties associated with litigation as well as those discussed under "Forward-Looking Statements" of MGE Energy, Inc.'s and Madison Gas and Electric Company's Annual Report on Form 10-K for the year ended December 31, 2006. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Neither MGE Energy, Inc., nor Madison Gas and Electric Company undertakes any obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrant)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: March 9, 2007